FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT

ITEM 1.  REPORTING ISSUER

         Brocker Technology Group Ltd.
         2150 Scotia Place
         10060 Jasper Avenue
         Edmonton, Alberta
         T5J 3R8

ITEM 2.  DATE OF MATERIAL CHANGE

         August 18, 2000 and August 21, 2000

ITEM 3.  NEWS RELEASE

         A press release regarding the trading on Nasdaq was disseminated on August 18, 2000. A news release regarding the Heads of Agreement concerning the acquisition of Generic Technology Limited was disseminated on August 23, 2000. A news release regarding the appointment of Robert W. Singer was disseminated on August 29, 2000. All new releases were disseminated through the services of Canada News Wire.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         On August 18, 2000, Nasdaq confirmed that effective August 21, 2000, the Common Sharews of Brocker Technology Group Ltd. would be posted for trading on the Nasdaq National Market.

         On August 21, 2000, the Board of the Corporation approved a Heads of Agreement regarding the proposed acquisition of the shares of Generic Technology Limited, the holding company of the Datec Group of Companies.

         On August 21, 2000, Robert W. Singer of Lakewood, New Jersey was appointed to the Board of Directors of the Corporation.

ITEM 5.  COMPLETE DESCRIPTION OF MATERIAL CHANGE

         On August 18, 2000, Nasdaq confirmed that the Corporation's Common Shares would be posted for trading on the Nasdaq National Market on August 21, 2000. The Common Shares did in fact open for trading on the Nasdaq National Market on that date, and have continued to trade on the Nasdaq National Market since that date. The Common Shares continue to be listed on the Toronto Stock Exchange.

         The Corporation has entered into a Heads of Agreement dated August 17, 2000, which was approved by the Board of Directors on August 21, 2000, regarding the proposed acquisition by Brocker of all of the outstanding shares of Generic Technology Limited ("Generic Technology"). Generic Technology is a holding company which owns interests, ranging from 50% to 100%, in a group of companies (known as the Datec Group of Companies).

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         This Heads of Agreement  provides  for Brocker to pay a purchase  price for the shares of Generic  Technology equal to 14.5 times the after tax
         earnings  of  Generic   Technology  based  on  the  audited   financial
         statements of Generic Technology for the year ended December 31, 1999. It is estimated that this purchase price will amount to approximately $25 million in Canadian funds. Of this price, 70% is to be satisfied by the issuance of Common Shares of the Corporation at a price of $10.00 per share; based upon a purchase price of approximately $25 million, this would result in the issuance of approximately 1,750,000 Common Shares. The vendors have agreed that the Common Shares of Brocker they will receive will be escrowed for 6 months, and thereafter in any 3 month period they will not sell a number of Common Shares that is greater than 1% of the total outstanding Common Shares of the Corporation. The remaining balance of the purchase price is to be paid in cash, with a first instalment equal to 7.5% of the purchase price payable on closing, and the balance payable in 4 performance based instalments, with the last payment due June 30, 2003. The amounts of the cash payments are subject to interest at 7.5% per annum and will be dependent upon the financial performance of Generic Technology. Brocker will have the right to satisfy the last 3 instalments by issuing Common Shares of the Corporation, but if they do so will be obligated to compensate the vendors with respect to these shares if there is a reduction in the share price following the issuance.

         The Heads of Agreement provides that Michael Ah Koy, Anthony Ah Koy and Krishna Sami are to enter into employment contracts, which are to include non-competition provisions.

         Completion of this transaction is dependent upon completion of a formal agreement, completion of Brocker's due diligence review, and is subject to obtaining required regulatory approvals. There is no assurance that the Corporation will be able to successfully complete the acquisition of Generic Technology. Although the Corporation currently has sufficient funds to finance the initial cash payment required for this acquisition, additional funding will be required to finance the further cash instalments of the purchase price. In the event that the required conditions are satisfied, it is anticipated that this transaction may be completed in September, 2000.

         Robert W. Singer, of Lakewood, New Jersey, was appointed to the Board of Directors on August 21, 2000. Mr. Singer is the Vice-President of Corporate Relations of the Community/Kimball Medical Centre, which is an affiliate of the St. Barnabas Health Care System. Mr. Singer has been a member of the New Jersey State Senate since 1993, and since 1997 has held the position of Assistant Majority Leader. Mr. Singer was a member of the New Jersey General Assembly from 1986 to 1989 and 1992 to 1993, and has served 4 terms as Mayor of Lakewood, New Jersey.

ITEM 6.  RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

         Not applicable

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ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  SENIOR OFFICER

         Casey O'Byrne, Director of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at
         (780) 429-1010, for further information.

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this 28th day of August, 2000.


                                                     (Signed) "Casey O'Byrne"
                                                     -------------------------
                                                     CASEY O'BYRNE
                                                     Chairman